UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022

Commission File Number: 001-39556

Chindata Group Holdings Limited

No. 47 Laiguangying East Road,

Chaoyang District, Beijing, 100012

The People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBITS

99.1	Press release - Chindata Group Entered into a Transition Agreement with Mr. Jing Ju

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Chindata Group Holdings Limited

By:	/s/ Dongning Wang
	Name:	Dongning Wang
	Title:	Chief Financial Officer

Date: January 11, 2022

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press Release